March 30, 2021

Mr. Raymond Be

Attorney Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Mr. Be:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on March 15, 2021, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Quantified Government Income Tactical Fund and the Quantified Low Volatility Rising Dividends Fund (each a "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to this letter. The Quantified Low Volatility Rising Dividends Fund will be presented as the Quantified Rising Dividend Tactical Fund in subsequent filings as the Registrant's management has deemed this a more suitable name.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked version of relevant portions of the prospectus is attached to aid in the review of the Registrant's responses.

General

Please submit a response letter as correspondence at least five business days prior to the Fund's Rule 485(b) filing and submit via email to bera@sec.gov the affected pages of the registration statement that correspond to the response letter edits. Please carry any revisions to all relevant portions of the prospectus.

Quantified Government Income Tactical Fund - Prospectus

Comment 1.

(a) Supplementally explain the extent to which (i) the US government securities strategy, on the one hand; and (ii) the inverse ETFs, leveraged ETFs, futures contracts,

forward contracts, options, swap agreements, and shorts, on the other hand will have an effect on Fund performance.

(b) To the extent strategies described in (ii) above, will have a significant impact on Fund performance, please explain supplementally, why the term "government income" in the Fund's name is not materially misleading or deceptive.

Response.

(a) The Registrant notes that depending on market conditions and the sub-adviser's expectations for the direction of US Government interest rates, the Fund could have significantly different sources of return. That is, if the US Government market were relatively stable, the Fund would tend to resemble a buy and hold fund. However, if the US Government market is volatile, inverse ETFs, leveraged ETFs, futures contracts, forward contracts, options, swap agreements, and shorts may provide a significant contribution to returns. Because it is not possible to know the nature of the US Government market in advance, it is not possible to further quantify the relative contribution of strategy elements. Nonetheless, the Registrant does not believe the name of the Fund is misleading as any government fund could engage in large shifts in duration exposure (assuming it had made relevant disclosures) that would produce returns with similar economics as those produced by inverse ETFs, leveraged ETFs, futures contracts, forward contracts, options, swap agreements, and shorts.

(b) The Registrant does not believe government income in the Fund's name is misleading because the Fund invests at least 80% of its assets in government securities. The ability of the sub-adviser to manage net interest rate risk exposure through inverse ETFs, leveraged ETFs, futures contracts, forward contracts, options, swap agreements, and shorts does not change the composition of the underlying portfolio. Additionally, a government security fund may be composed of short term T-Bills or long term bonds, that present very different risk profiles, yet do not offend the nomenclature of government security.

Comment 2. Please include in a prominent location a statement that the Fund is not a government money market fund.

Response. Upon review, the Registrant is unable to reconcile this request with the totality of the present disclosures and believes that prospective shareholders would be unlikely to confuse the Fund with a money market fund.

Comment 3. Please explain supplementally how the Fund's use of government income in its name is consistent with Rule 2a-7.

Response. The Registrant has reviewed Rule 2a-7 and is unable to find any command in Rule 2a-7 that would make the name of the Fund impermissible.

Comment 4. Under Portfolio Turnover, please indicate that the Fund does not yet have historical portfolio turnover to report, but that it is expected to be high as disclosed in the Fund's Principal Investment Strategy section.

Response. Upon review, the Registrant believes that even without amending turnover disclosures shareholders will be aware of such a condition based on the totality of surrounding disclosures.

Principal Investment Strategy

Comment 5.

(a) The Fund disclosure that defines US government securities to include funds and derivatives that give exposure to US government securities may be confusing to investors who do not usually consider funds and derivatives as US government securities. Please use a different definition with the goal of reducing the potential for investor confusion.

(b) Additionally, please explain supplementally how the Fund's definition of US government security is consistent with Rule 35d-1.

Response.

(a) The Registrant has amended disclosures to separate income from the definition of government security to make it clearer that only the government dimension of the Fund's name is subject to the 80% test. Additionally, the Registrant has amended disclosures to make clearer that it operates as a fund-of-funds, which it believes provides a thread of continuity that embraces other funds as within the definition of government security. As to derivatives the Registrant has amended disclosures to more robustly explain that these derivatives are substitutes for the underlying refence government securities and provide economic exposure that is nearly identical. See also, for example, PIMCO Long-Term U.S. Government Fund, which "seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of fixed income securities that are issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises ("U.S. Government Securities"), which may be represented by forwards or derivatives such as options, futures contracts or swap agreements." The Registrant believes this is representative of industry practice on this point.

(b) The Registrant has reviewed what it believes to be the purpose Rule 35d-1 and recent SEC guidance in "Request for Comments on Fund Names", Release Nos. IC–33809, March 2, 2021 ("Release"). The Registrant notes that a particular type of investment is within the ambit of the rule and investors should be alerted to the economic nature of a fund's investments. As noted in the Release the name of a registered investment company is a tool for communicating with investors. Additionally, the Release observes that such, complying with the rule (and its asset-based test) may raise particular challenges for funds that gain exposure to a "type of investment" through the use of derivatives. To that end, the Registrant believes that including derivatives in the 80% test embraces the scope of an economic exposure that is equivalent to holding the underlying reference government security. For example, a fund could hold a portfolio of long-term government bonds or it could hold a portfolio of cash and long-term government bond futures. These portfolios would produce nearly identical investment returns. Thus, the Registrant believes it is important to include derivatives when measuring the Fund's exposure to government securities.

Comment 6. In light of the strategy to employ leveraged ETFs, derivatives, and an "aggressive management strategy that typically results in high portfolio turnover," please explain supplementally why the Fund believes this strategy is consistent with its partial investment objective of "moderate tolerance for risk."

Response. The Registrant notes that the aggressive high turnover strategy is intended to convey a continuous monitoring of opportunities and risk and the accompanying portfolio adjustments the sub-adviser deems appropriate. Taken in total, the Registrant believes that the partial investment objective expectation of "moderate tolerance for risk" is consistent with the overall tenor of the Fund.

Comment 7. Please explain supplementally, how "longer-term core holdings" is consistent with high portfolio turnover.

Response. The Registrant notes that the balance of the Fund's portfolio not allocated to core positions can produce high turnover over the course of a year.

Principal Investment Risks

Comment 8. Under Active and Frequent Trading Risk, please clarify the tax-related element of this risk to make it clearer that short-term capital gains are taxed at higher rates.

Response. The Registrant has amended disclosures to give more prominence to tax aspects of short-term capital gains.

Comment 9. With respect to Derivatives Risk, please review and revise accordingly to assure consistency with the principles outlined in a letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute. In particular, please assure that strategy and risk disclosures are tailored to the specific derivatives to be used and to reflect those that are expected to be the most important means of the Fund achieving its objectives and that will have the most significant impact on performance. Disclosures should not be a mere recitation of generic derivative risks.

Response. The Registrant has amended disclosures to further clarify the roles of specific derivatives for the purpose of hedging, serving as a substitute for a refence security, or to amplify returns. However, upon review of related risk disclosures the Registrant does not believe it can further clarify current risk disclosures.

Comment 10. Under Risks of Investing in Other Investment Companies (including ETFs), if leveraged ETFs are a significant contributor to strategy and performance, please present as a separate risk or re-format to make more prominent.

Response. The Registrant has re-formatted risks to give greater prominence to leveraged ETFs.

Quantified Rising Dividend Tactical Fund - Prospectus

Comment 1. Supplementally explain the extent to which (i) the rising dividend strategy, on the one hand; and (ii) the inverse ETFs, leveraged ETFs, futures contracts, forward contracts, options, swap agreements, and shorts, on the other hand will have an effect on Fund performance.

Response. The Registrant notes that depending on market conditions and the sub-adviser's expectations for the direction of equity prices, the Fund could have significantly different sources of return. That is, if the equity market were relatively stable, the Fund would tend to resemble a buy and hold fund. However, if the equity market is volatile, inverse ETFs, leveraged ETFs, futures contracts, forward contracts, options, swap agreements, and shorts may provide a significant contribution to returns. Because it is not possible to know the nature of the equity market in advance, it is not possible to further quantify the relative contribution of strategy elements. Nonetheless, the Registrant does not believe the name of the Fund is misleading as any equity-related fund could engage in large shifts in net exposure (assuming it had made relevant disclosures) that would produce returns with similar economics as those produced by inverse ETFs, leveraged ETFs, futures contracts, forward contracts, options, swap agreements, and shorts.

Comment 2. Under Portfolio Turnover, please indicate that the Fund does not yet have historical portfolio turnover to report, but that it is expected to be high as disclosed in the Fund's Principal Investment Strategy section.

Response. Upon review, the Registrant believes that even without amending turnover disclosures shareholders will be aware of such a condition based on the totality of surrounding disclosures.

Principal Investment Strategy

Comment 3. Please clarify how the Fund's aggressive management strategy is consistent with lower turnover than the average actively managed mutual fund.

Response. The Registrant has removed this reference from the strategy disclosures.

Comment 4. Please provide greater detail as to analysis method and data inputs when describing "risk-management indicators."

Response. The Registrant has amended the disclosures to indicate that they are "proprietary risk-management indicators." After further consultation with the sub-adviser, the Registrant notes that the sub-adviser's risk-management indicators are proprietary and that to divulge analysis method and data inputs in detail would subject the sub-adviser to a competitive disadvantage. Consequently, the Registrant is not able to provide further details on this point.

Principal Investment Risks

Comment 5. Under Active and Frequent Trading Risk, please reconcile this disclosure with Comment 3, to address lower turnover than the average actively managed mutual fund.

Response. Please see the response to Comment 3.

Comment 6. With respect to Derivatives Risk, please review and revise accordingly to assure consistency with the principles outlined in a letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute. In particular, please assure that strategy and risk disclosures are tailored to the specific derivatives to be used and to reflect those that are expected to be the most important means of the Fund achieving its objectives and that will have the most significant impact on performance. Disclosures should not be a mere recitation of generic derivative risks.

Response. The Registrant has amended disclosures to further clarify the roles of specific derivatives for the purpose of hedging, serving as a substitute for a refence security, or to amplify returns. However, upon review of related risk disclosures the Registrant does not believe it can further clarify current risk disclosures.

Statement of Additional Information

Comment 1. With respect to the disclosure following the headings Investment Restrictions, Fundamental Investment Limitations that begins "With respect to interpretations of the SEC or its staff described in paragraph number 2 above," please consider supplementing this disclosure to address SEC Release # IC-34084, Use of Derivatives by Registered Investment Companies and Business Development, November 20, 2020, that includes Rule 18f-4.

Response. The Registrant undertakes to update such disclosure when closer to the compliance date for Rule 18f-4, which the Registrant understands to be eighteen months following the effective date of Rule 18f-4.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport

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